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www.quaterraresources.com

March 5th , 2007	QTA-TSX. VENTURE
NR-01-07

Quaterra Completes Airborne Geophysical Survey and Expands Land Position in the Arizona Strip Uranium District

Quaterra Resources Inc. reported today that Geotech Ltd. has completed 4,900 line-kilometers of airborne time-domain electromagnetics (VTEM) and magnetic surveying over the company’s Arizona Strip uranium properties. The survey was deisnedto identify new targets with geophysical signatures that are similar to previously recognized breccia pips.

Preliminary results of the survey are encouraging. Not only do known breccia pipes appear as well delineated anomalies, but the survey identified more than 200 moderate to high priority targets with similar geophysical signatures. Joe Inman, Quaterra’s consulting geophysicist, and Condor Consulting Inc., recognized experts in the field of airborne electromagnetics, have been retained to perform a detailed interpretation of the survey results and provide further prioritization of the targets.

Quaterra is the first company to extensively test the VTEM system in the district. The Company began the geophysical survey in December 2006. The program was coupled with helicopter-assisted blanket staking of more than 5,000 new claims that have been selectively perfected to cover most of the high priority anomalies in the center of the uranium district.

“The program has added a new dimension to exploration on the Arizon Strip,” said VP Exploration Eugene Spiering.. “The ability to integrate specific geophysical anomalies with favourabgle surface geology will focus our exploration and give Quaterra a commanding presence in the district, both in terms of land and potential for new discovery.”

Rotary drilling on Quaterras breccia pipe targets began in December 2006 by Barbie Drilling Inc. The program will continue for at least the next six months. Initial drilling has been limited to short stratigraphic holes designed to locate the center or throat of potential breccia pipes. Deep drill holes will be systematically completed to evaluate mineralization in the structures as targets become defined and permitted. At least 8 targets are expected to be tested by deep holes in the current program.

The Arizona Strip was one of the most profitable and highest grade uranium districts in the United States during the period from 1980 – 1990. The district produced more than 19 million pounds U3O8 from 7 breccia pipes at an average grade of 0.647% U3O8 and was one of the last hard rock uranium producers in the US during the price decline of the late 1980s.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

On behalf of the Board of Directors,
“Thomas Patton”

Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward looking statements.
We seek safe harbour.